October 18, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Shannon Menjivar, Accounting Branch Chief
William Demarest, Staff Accountant

Re:	STARWOOD PROPERTY TRUST, INC.
Form 10-K for the year ended December 31, 2021
Filed February 25, 2022
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”, the “Company” or “we”) hereby responds to the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 5, 2022 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). For the convenience of the Staff, we have set forth below the comments below followed by Starwood’s response to the comments.

Non-GAAP Financial Measures, page 76

COMMENT:

1.We note your response to prior comment 1 regarding the adjustment to Distributable Earnings to include the cash portion received for the sale of a 20.6% interest in the Woodstar Fund and your description of Distributable Earnings as an indicator of your dividends per share. During the fourth quarter, you modified the definition of this non-GAAP measure for this sale; however, you also stated in that earnings call that a special tax distribution was not paid as a result, since you were able to meet the distribution requirements through your carryover dividend from the fourth quarter of 2020 and the quarterly dividends in 2021. Considering your description of Distributable Earnings and the information available to you when disclosing this

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new adjustment, it appears that Distributable Earnings may be misleading with this adjustment. The application of your definition of Distributable Earnings also should not override the SEC rules, regulations and guidance on non- GAAP. We believe that your adjustments for the sale of interest in Woodstar Fund is inconsistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please exclude this adjustment related to the sale of the interest in the Woodstar fund in your calculation of Distributable Earnings and any other non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

STARWOOD RESPONSE:

For the reasons discussed below, we respectfully disagree with the Staff’s conclusion and kindly request a reconsideration.

The purpose of Distributable Earnings.
As noted in our letter dated August 18, 2022, and as we have consistently disclosed, the primary reason we disclose Distributable Earnings (“DE”) is that we believe it is useful to our investors because “historically, over time, Distributable Earnings has been a strong indicator of our dividends per share” (2021 Form 10-K, page 75). DE is a strong indicator of dividends because it approximates taxable income far better than GAAP net income, and taxable income significantly influences our dividends per share because as a real estate investment trust (“REIT”), we are required to distribute at least 90% of our taxable income to shareholders each year (the “90% Test”) to maintain our REIT status under the Internal Revenue Code (the “Code”). Further, DE is an important metric that our board of directors considers, in addition to our taxable income, when setting our quarterly dividend. For the same reasons we disclose DE, DE is also widely reported by other commercial mortgage REITs (“CM REITs”). Through our ongoing conversations with CM REIT analysts and investors in the CM REIT sector, it is clear that DE disclosures are broadly used by these constituents as a key indicator of REIT dividends.
The amount of dividends required to be distributed should not be conflated with the timing of those dividends.
In the Comment Letter, the Staff seems to suggest that because the Woodstar Fund distribution did not cause the Company to have to pay a “special dividend” in 2022, the Woodstar Fund distribution adjustment is not necessary to maintain DE’s purpose as an indicator of dividends. However, the annual distribution requirement related to the Woodstar Fund transaction was satisfied. In other words, the gain was distributed as it was required to be under the tax rules in order to comply with the 90% Test.
The purpose of DE is not to precisely determine the quarter in which a distribution must take place during any given year. Not even the tax rules have that goal in mind. Instead, the purpose of DE is to attempt to quantify the amount of income or gain that must be distributed over the course of any given year. It is important to understand that the REIT distribution requirement is

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an annual requirement, not a quarterly one. If a given REIT earned all of its income in the first quarter or instead that REIT earned all of that same income entirely in the fourth quarter, the satisfaction of the distribution requirement would not depend on ensuring that the associated distribution happened in the same quarter, only that it happened at some point during the year, even if in an entirely different quarter.

We believe the Staff may have misinterpreted the meaning of “special dividend” and may be conflating two separate concepts—the amount of taxable income required to be distributed and the timing of such distributions. The term “special dividend” or “special tax distribution” is not a tax technical term, nor is it a technical term for either DE or GAAP. The term is nothing more than an indication of whether an additional distribution may be required above and beyond already distributed amounts.
It would be a mistake to conclude that simply because no additional amounts were required in order satisfy the annual REIT distribution requirement that the amount of income related to the Woodstar Fund was not distributed. To the contrary, the annual distribution requirement related to the Woodstar Fund transaction was in fact satisfied, and the gain was distributed as it was required to be under the tax rules.
The calculation of the amount of taxable income that is required to be distributed under the REIT tax rules is relatively straightforward, and the taxable gain generated by the Woodstar Fund transaction was included in taxable income for 2021 reported to investors. If we, as the Staff directs, exclude this material distributable gain from DE, we would grossly understate the Company’s distribution requirement and would create a wide chasm between DE and taxable income as opposed to doing what DE is intended to do, which is to eliminate these differences. Doing so would undermine the fundamental framework and purpose of DE.
The reason we did not have to pay a special dividend in 2021 is because the REIT tax rules permit us to count the portion of the fourth quarter 2020 dividend (paid in January 2021) that exceeded our 2020 taxable income as a 2021 dividend for purposes of computing 2021 dividends paid. This excess dividend paid is then carried forward and can be used against taxable income in 2021.
We offer three examples to help illustrate this concept:
1.Assume we had zero DE in the fourth quarter of Year 1. Also assume we paid our normal quarterly dividend of $150 million. This is a plausible scenario for REITs because the consistency of a REIT’s dividend is critical to investors, irrespective of quarterly taxable earnings volatility. Also assume in the immediately succeeding first quarter of Year 2, we had $295 million of DE and likewise paid our normal quarterly dividend of $150 million (so DE exceeded the dividend by $145 million).

In this example, during the first quarter earnings call, we would indicate to our investors exactly what we said during the earnings call that the Staff referenced in the Comment

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Letter, which is that there would be no special dividend in the quarter. This does not mean that the $145 million of “excess DE” was not distributable. To the contrary, from a tax perspective, it was required to be distributed and was in fact distributed. However, because we had a carryover distribution from the fourth quarter when the dividend exceeded DE by $150 million, no special distribution would be made.

If we do as the Staff suggests and exclude $145 million from the first quarter DE simply because there was no special distribution, it would indicate that our six-month DE was only $150 million, when in fact, it was $295 million. The $295 million aligns with the $300 million that was distributed, while the $150 million does not.

2.As another example, assume in the first quarter of Year 2 we had a carryover dividend from the prior year of $150 million because our actual dividends exceeded taxable income in Year 1. In the first quarter of Year 2, assume we had DE (pursuant to the definition as disclosed in our Form 10K) of $150 million. In that instance, we could elect to not pay any distribution in the first quarter because the carryover from Year 1 is treated under the tax rules as a dividend paid in the first quarter of Year 2, the year in which that amount was actually paid. The fact that we did not make an additional distribution the first quarter of Year 2 should not be taken to mean that we had DE of zero for the quarter.

3.As a final example, assume that the Woodstar Fund transaction happens again today. Because we have little distribution carryforward cushion remaining, we would be required to make an additional or special distribution. This was the point that was discussed during the fourth quarter earnings call referenced in the Comment Letter. The timing of the transaction, whether it occurs today or two years ago, and whether we had cushion at that moment or not, should not govern the fundamental basis to include or not include the transaction in DE. This would result in materially inconsistent treatment of the same transaction.
Contrary to the Staff’s suggestion in the Comment Letter that the lack of a special dividend suggests the Woodstar Fund distribution adjustment is not necessary to preserve DE as an indicator of dividends, the fact is that the Woodstar Fund distribution was required to be distributed under REIT tax rules in order to comply with the 90% Test, and this distribution requirement was in fact satisfied.
Excluding this distributable income from DE would make it appear to investors that the Company significantly overdistributed relative to income and would suggest to investors that there is a return of capital when the exact opposite is true. The Staff’s proposed methodology would likewise indicate to investors that there is downward pressure on the size of our dividend as a result of this transaction, an indication that would grossly belie the facts because again, the opposite is true—the Woodstar Fund distribution has created upward pressure on the size of our

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dividend. This concept was discussed during the earnings call referenced by the Staff in the Comment Letter. By fully using the 2020 carryforward to avoid a special distribution, we have no cushion available to offset future taxable income. It would be significantly misleading to suggest that this transaction resulted in a return of capital and downward pressure on the size of our dividend, both of which are untrue statements of material fact.
The earnings call discussion cited by the Staff in the Comment Letter as evidence the Woodstar Fund distribution does not impact our dividend actually illustrates why it was so important we made the Woodstar Fund DE adjustment. Our disclosure of elevated DE flagged for equity analysts and investors the potential upward pressure on the size of our dividend resulting from the Woodstar Fund distribution. This appropriately resulted in analyst questions about the potential need for special or additional dividends going forward, as well as a follow-up discussion on our lack of cushion under the 90% Test and the prospect of our needing to increase dividend levels. Without the Woodstar Fund adjustment to DE, this transparency regarding our dividend coverage would be lost, and analysts and investors would be left to incorrectly assume that we were overdistributed and may reduce our dividend in the future.
Why we provide for special adjustments in our DE definition.
The Staff notes in the Comment Letter that our definition of DE should not override SEC rules, regulations and guidance on non-GAAP. We agree. That is why our definition of DE provides for adjustments to the definition in special cases, such as when rote adherence to the definition could result in a misleading or not useful measure. To make sure these special case adjustments are carefully vetted, we require approval of our independent directors. The Woodstar Fund DE adjustment is a perfect example of why we provide for these special adjustments. As noted above, without this adjustment, our DE would have been misleading and therefore prohibited under SEC rules.
It is unclear why the Staff believes the Woodstar Fund adjustment could be misleading.
As described above, the Company, including its management and its independent directors, with the advice of its counsel and after consultation with its independent auditors, carefully considered the purpose of DE, the significant impact this particular adjustment would have on taxable income and thus the REIT dividend requirements, and applicable SEC rules and guidance, and determined that the adjustment was necessary to avoid DE from being misleading.  We have set forth above and in our prior letter a detailed explanation of why excluding this adjustment would have been misleading, considering our particular facts and circumstances.  We have subsequently discussed the adjustment with some of our analysts, all of whom strongly agreed with our approach.
The Staff has provided no specific explanation as to why it believes this adjustment could be misleading, other than referencing CDI 100.04 as the basis for its conclusion.

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CDI 100.04 is not by itself a basis for objecting to our adjustment of a permanent book-to-tax difference.
Rule 100(b) of Regulation G prohibits non-GAAP measures that “taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” [Emphasis added]  Rule 100(b) is consistent with other SEC rules in that it clearly requires you to consider all relevant facts and circumstances in determining whether a disclosure is misleading.  In adopting its non-GAAP rules, the SEC did prohibit certain types of measures and adjustments.  For example, Item 10(e)(1)(ii) identifies a few prohibited adjustments. Although the SEC could have done so, Rule 100(b) does not prohibit other specific types of measures or adjustments.  For example, the SEC did not prohibit non-GAAP measures that adjust for permanent book-to-tax differences.
CDI 100.04 states the Staff view that a “non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed” would violate Rule 100(b). CDI 100.04 further states that other non-GAAP measures “that substitute individually tailored revenue recognition and measurement methods for those of GAAP”, or that “use individually tailored recognition and measurement methods for financial statement line items other than revenue” may also violate Rule 100(b). An important distinction of the Woodstar Fund adjustment is that it is not an individually tailored GAAP measurement. This transaction was not recognizable in GAAP revenue or in GAAP income and thus is not an adjustment of GAAP revenue. There is no GAAP revenue recognition guidance that applies to this transaction and as such it is not a departure from GAAP revenue or income guidance. This is a simply a permanent book-to-tax difference that affects our required taxable income distribution requirements. As a result, we do not believe that our approach is inconsistent with the guidance provided in CDI 100.04.
However, if CDI 100.04 were relevant to these facts, CDI 100.04 did not (and could not) effectively amend Rule 100(b) to impose a per se prohibition on measures that adjust GAAP revenue without consideration of the particular facts and circumstances relating to the measure.  In fact, the Staff has properly concluded in other cases involving REITs and revenue that given the particular facts and circumstances applicable to certain measures, they are not misleading.
We believe that rather than creating a per se prohibition on revenue adjustments in a manner inconsistent with Rule 100(b), CDI 100.04 highlights for registrants that measures that adjust revenue recognition under GAAP deserve (and will receive from the Staff) careful scrutiny under Rule 100(b).  We believe this cautionary guidance that such measures “could be” misleading is appropriate given extensive Staff and SEC experience objecting to non-GAAP measures with revenue recognition adjustments that were determined to be misleading. To emphasize, however, the Woodstar Fund adjustment is not a revenue recognition adjustment.

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For these reasons, we do not believe that the guidance in CDI 100.04 would result in a conclusion that the Woodstar Fund adjustment to DE could be misleading. By simply citing CDI 100.04, the Staff is effectively saying that the adjustment could be misleading because CDI 100.04 says it could be misleading. There does not appear to be consideration given to the particular facts and circumstances of this transaction, including: (i) the strong evidence that the adjustment is not misleading (and is in fact necessary to make DE not misleading); (ii) the fact that GAAP revenue was not adjusted, (iii) the fact that this was a taxable distribution requirement which was distributed; or (iv) the fundamental purpose and intent of DE as an indicator of distributions over time.
Request for reconsideration
For the reasons described above, we respectfully request that the Staff reconsider its position and we request the opportunity to further discuss with you at your earliest convenience.

COMMENT:

2.We note your response to prior comment 2. In future filings, please revise your disclosure to include the following:
•Clarify that consolidated variable interest entities are excluded from Distributable Earnings, and the reasons for such exclusion.
•Disclose that line items in the section “Reversal of GAAP unrealized (gains) losses” include both unrealized and realized (gains) and losses under GAAP.
•Include footnotes to the table describing what each adjustment represents and how the amounts are determined. When applicable, include a cross-reference to where in your financial statements (e.g. the face of the statement of operations, the segment footnote, etc.) that amounts can be tied to.
Please include a sample of your intended disclosure within your response.
Additionally, please clarify if the Loans adjustment includes realized gains on loan sales that do not meet the treatment as a sale under GAAP. If true, please tell us why you believe such adjustment is appropriate.
STARWOOD RESPONSE:

Within the “Non-GAAP Financial Measures” section of our filings, we propose the following disclosure to indicate why we exclude consolidated variable interest entities from DE:
“As discussed in Note 2 to the Consolidated Financial Statements, consolidation of securitization variable interest entities (“VIEs”) results in the elimination of certain key financial statement line items, particularly within revenues and other income, including unrealized changes in fair value of loans and investment securities. These line items are essential to understanding the true financial performance of our business segments and our Company as a whole. For this reason, as referenced in Note 2 to our Consolidated

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Financial Statements, we present business segment data in Note 24 without consolidation of these VIEs. This is how we manage our business and is the basis for all data reviewed with our board of directors, investors and analysts. This presentation also allows for a more transparent reconciliation of the unrealized gain (loss) adjustments below to the segment data presented in Note 24.”
We also propose to footnote the table which reconciles GAAP to DE within the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis as follows:

Reversal of GAAP unrealized and realized (gains) / losses on: (1)
Loans
Credit loss (reversal) provision, net
Securities
Woodstar Fund investments
Derivatives
Foreign currency
(Earnings) loss from unconsolidated entities
Sales of properties
Recognition of Distributable realized gains / (losses) on:
Loans (2)
Realized credit loss (3)
Securities (4)
Woodstar Fund investments (5)
Derivatives (6)
Foreign currency (7)
Earnings (loss) from unconsolidated entities (8)
Sales of properties (9)
Distributable Earnings (Loss)
(1)The reconciling items in this section are exactly equivalent to the amounts recognized within GAAP net income (before the consolidation of VIEs), each of which can be agreed back to the respective lines within Note 24 to our Consolidated Financial Statements. They reflect both unrealized and realized (gains) and losses. For added transparency and consistency of presentation, the entire amount recognized in GAAP income is reversed in this section, and the realized components of these amounts are reflected in the next section entitled “Recognition of Distributable realized gains / (losses).” [Note to Staff: We will revise our presentation of the Derivatives line item so that it will now agree directly to the GAAP segment presentation.]
(2)Represents the realized portion of GAAP gains (losses) on residential and commercial conduit loans carried under the fair value option that were sold during the period. The amount is calculated as the difference between (i) the net proceeds received in connection with a securitization or sale of loans and (ii) such loans’ historical cost basis.

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(3)Represents loan losses that are deemed nonrecoverable, which is generally upon a realization event, such as when a loan is repaid, or in the case of foreclosure, when the underlying asset is sold. Non-recoverability may also be determined if, in our determination, it is nearly certain that amounts due will not be collected. The amount is calculated as the difference between the cash received and the book value of the asset.
(4)Represents the realized portion of GAAP gains (losses) on CMBS and RMBS carried under the fair value option that are sold or impaired during the period. Upon sale, the difference between the cash proceeds received and the historical cost basis of the security is treated as a realized gain or loss for DE purposes. We consider a CMBS or an RMBS credit loss to be realized when such amounts are deemed nonrecoverable. Non-recoverability is generally at the time the underlying assets within the securitization are liquidated, but non-recoverability may also be determined if, in our determination, it is nearly certain that all amounts due will not be collected. The amount is calculated as the difference between the cash received and the historical cost basis of the security.
(5)Represents GAAP income from the Woodstar Fund investments excluding unrealized changes in the fair value of its underlying assets and liabilities. The amount is calculated as the difference between the Woodstar Fund’s GAAP net income and its unrealized gains (losses), which represents changes in working capital and actual cash distributions received.
(6)Represents the realized portion of GAAP gains or losses on the termination or settlement of derivatives that are accounted for at fair value. Derivatives are only treated as realized for DE when they are terminated or settled, and cash is exchanged. The amount of cash received or paid to terminate or settle the derivative is the amount treated as realized for DE purposes at the time of such termination or settlement.
(7)Represents the realized portion of foreign currency gains (losses) related to assets and liabilities denominated in a foreign currency. Realization occurs when the foreign currency is converted back to USD. The amount is calculated as the difference between the foreign exchange rate at the time the asset was placed on the balance sheet and the foreign exchange rate at the time cash is received and is offset by any gains or losses on the related foreign currency derivative at settlement.
(8)Represents GAAP earnings (loss) from unconsolidated entities excluding non-cash items and unrealized changes in fair value recorded on the books and records of the unconsolidated entities. The difference between GAAP and DE for these entities principally relates to depreciation and unrealized changes in the fair value of mortgage loans and securities.
(9)Represents the realized gain (loss) on sales of properties held at depreciated cost. Because depreciation is a non-cash expense that is excluded from DE, GAAP gains upon sale of a property are higher, and GAAP losses are lower, than the respective realized amounts

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reflected in DE. The amount is calculated as net sales proceeds less undepreciated cost, adjusted for any noncontrolling interest.
Regarding the Staff’s request for clarification on whether the loans adjustment includes realized gains on loan sales that do not meet the requirements for treatment as sales under GAAP, we confirm that our loan sales and securitizations are first evaluated for sale treatment under ASC 860, Transfers and Servicing (“ASC 860”), at the level at which the sales or securitizations occur. ASC 860 provides three criteria, all of which must be met for the securitization to be accounted for as a sale. We likewise confirm that all of these criteria are met by the seller of the loans.
As described more fully in Note 2 to our Consolidated Financial Statements, our retention of unrated, investment grade and non-investment grade CMBS and RMBS in these securitizations and/or our role as special servicer within entities elsewhere in our consolidated structure result in the consolidation of the respective securitization trusts, which qualify as VIEs. The treatment of these securitizations as sales within the GAAP to DE reconciliation and within our segment footnote is consistent with these disclosures being presented prior to the consolidation of VIEs. Prior to the consolidation of these VIEs, the transactions meet the criteria for loan sale accounting in accordance with GAAP.
Please note that the need for us to provide data to management, the Board, and our investors without consolidation of VIEs has been the topic of previous discussions with both the Staff and the FASB since the implementation of ASC 810, Consolidation, which has led to our current disclosures and segment presentation. As noted during those discussions, the financial position and results of operations of the Company are unfortunately masked by the presentation required by ASC 810, which has led to confusion by users of our financial statements. The Company is managed on a pre-VIE consolidation basis, the Company’s lenders require the computation of financial covenants on this basis, and our analysts and investors model the Company on this basis. Without the pre-VIE consolidation data we provide, our GAAP financial statements unfortunately lack transparency.
* * * * *

We would welcome a discussion with you on either of the above topics if it would be helpful. In the meantime, if you should have any questions regarding the above or require further information, please do not hesitate to contact me by phone at 305-695-5470 or by email at rpaniry@starwood.com.

U.S. Securities and Exchange Commission
October 18, 2022

Very truly yours,

/s/ RINA PANIRY

Rina Paniry
Chief Financial Officer